UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Broadwind Energy, Inc.

(Name of Company)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

891861 10 6

(CUSIP Number)

Fran Stoller, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 4 Pages)

*              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Securities Exchange Act (the “Act”) but shall be subject to all other provisions of the Act (however see the Notes).

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person John Cameron Drecoll

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,700,868

	8	Shared Voting Power 0

	9	Sole Dispositive Power 12,700,868

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,700,868

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 13.2% (2)

14	Type of Reporting Person* IN

Item 1.	Security and Company.

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Broadwind Energy, Inc., a Delaware corporation (the “Company”) and amends the Schedule 13D filed on October 26, 2007.  The address of the Company’s principal executive office is 47 East Chicago Avenue, Suite 332, Naperville, Illinois 60540. This Amendment No. 1 is filed to disclose a Rule 10b5-1 sales plan (the “10b5-1 Plan”) entered into on September 11, 2009.  Items included in this Amendment contain changes or additions to the Schedule 13D. Excluded Items are either inapplicable or remain unchanged.

Item 2.	Identity and Background.
(b) The business address of John Cameron Drecoll (the “Reporting Person”) is 47 East Chicago Avenue, Suite 332, Naperville, Illinois 60540.

Item 5.	Interest in Securities of the Company.

(a) The Reporting Person is the beneficial owner of an aggregate of 12,700,868 shares of Common Stock of the Company, representing approximately 13.2% of the total issued and outstanding shares as of August 7, 2009.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

This Amendment is being filed to reflect the Reporting Person’s entry into the 10b5-1 Plan as part of a personal diversification plan and his overall tax and financial planning strategy. The 10b5-1 Plan provides for the sale of up to 1,000,000 shares of Common Stock that the Reporting Person has held since the Company’s acquisition of Brad Foote Gear Works in October 2007.  Sales may commence on October 11, 2009 and will terminate on December 31, 2009.  The foregoing description of the 10b5-1 Plan is qualified in its entirety by the terms of such plan, which is on file with the Company.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated:  September 21, 2009

/s/John Cameron Drecoll
John Cameron Drecoll